Louis Taubman (Admitted NY)
Email: lou@lhttlaw.com

May 27, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Tianyin Pharmaceutical Co., Inc.
Registration Statement on Form S-1

Dear Sir or Madam:

I am counsel to Tianyin Pharmaceutical Co., Inc. (formerly “Viscorp, Inc.”) (the “Company”).  On behalf of my client, enclosed herewith please find a Registration Statements on Form S-1, that we are filing on this same date (the “New Registration Statement”).  The New Registration Statement is being filed to (i) conform the disclosure in the Company’s registration statements to its Form 10-Q for the quarter ended March 31, 2009, which was filed on May 15, 2009 and (ii) to register additional shares of common stock: 45,000 shares of common stock and 225,000 shares of common stock underlying stock options, all of which the Company recently issued to three of its consultants in exchange for the services they shall provide to the Company, pursuant to  Consulting Agreements the Company maintains with such consultants.

Please be advised that the Company filed a Registration Statement, File Number  333-149261 on February 15, 2008 but it was not declared effective; additionally we filed a Pre-Effective Amendment No. 1 on March 28, 2008; a Pre-effective Amendment No. 2 on May 19, 2008 and A Pre-effective amendment No. 3 on  June 6, 2008; none of which were declared effective. However, we filed Pre-effective Amendment No. 4 on June 10, 2008, which was declared effective June 13, 2008 and we filed pre-effective Amendment No. 5 on June 10, 2008, which was declared effective June 13, 2008.   We filed Post Effective Amendment 1 on September 29, 2008 which was not declared effective; Post Effective Amendment No. 2 on September 30, 2009,  which was declared effective on October 8, 2008; Post Effective No. 3 on November 14, 2008, which was declared effective on December 11, 2008; and Post Effective No. 4 on February 20, 2009, which was declared effective on March 2, 2009.

The Company is filing a single prospectus in the New Registration Statement pursuant to Rule 429 under the Securities Act of 1933, as amended, to satisfy the requirements of the Securities Act and the rules and regulations thereunder. The combined prospectus in the New Registration Statement relates to, and shall act, upon effectiveness, as a post-effective amendment to Registration Statement No. 333-149261.

Please note, $2,637.93 of the registration fee was previously paid to register securities that were previously registered in Registration No. 333-149261, and which are now included in the New Registration Statement.  Pursuant to Rule 429 under the Securities Act, the $2,637.93 is transferred and carried forward to the New Registration Statement. Notwithstanding the previously paid fees, the Company owes $31.94 for the New Registration Statement; however, the Company has a $372.58 balance in its reserve, from which the current fee can be taken.

We respectfully request that the New Registration Statement be declared effective immediately or as soon as practicable.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law